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P.O. Box 019101 | Miami, Florida 33131-9101

305.530.0050 | fax 305.530.0055

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March 22, 2012

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	VIA EDGAR FILING

Attention:	Nicholas P. Panos
Senior Special Counsel
Offices of Mergers & Acquisitions

Re: eLandia International Inc.

Amendment No. 1 to Schedule 13E-3

Filed February 23, 2012

File No. 005-82117

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed February 23, 2012

File No. 000-51805

Dear Mr. Panos:

This letter is being provided on behalf of eLandia International Inc. (the “Company”) in response to verbal comments received from the staff via telephonic conference on March 1, 2012 concerning the above-referenced Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 1 to Preliminary Information Statement (the “Information Statement”) filings.

Set forth below is the Company’s response to the staff’s verbal comments. The Company is filing Amendment No. 2 to Schedule 13E-3 (“Amended Schedule 13E-3”) and Amendment No. 2 to the preliminary information statement (the “Amended Preliminary Information Statement”) concurrently herewith and page references in the Company’s responses to the staff’s comments refer to those pages in the Amended Schedule 13E-3 or Amended Preliminary Information Statement, as applicable.

Schedule 13E-3

Response

The information called for by Items 5, 6, 10 and 11 as required by Instruction C of Schedule 13E-3 has been provided in the Amended Schedule 13E-3 for each executive officer and director of Amper, S.A.

Preliminary Information Statement on Schedule 14C

Response

The disclosure in the Amended Preliminary Information Statement has been revised on page 34 under the heading “Summary of INTL Provident Group’s Financial Analyses” to indicate that the Discounted Cash Flow Analysis prepared by INTL Provident Group assumed the Company would operate as a going concern, and, accordingly, the going concern element of the valuation is an integral component of the Discounted Cash Flow valuation of the Company. Therefore, a separate analysis based solely on going concern value was not considered necessary.

* * * *

In addition to the revised disclosure described above, the Amended Schedule 13E-3 and Amended Preliminary Information Statement has been revised to indicate that the previously disclosed reverse stock split ratio of 1-for-150,000 has been changed to 1-for-10,000. As a result of an increased volume in sales of the Company’s common stock, the amount of stockholders holding fewer than 150,000 shares of common stock has significantly increased since the Company’s initial announcement on November 8, 2011 to undertake the reverse stock split followed by a cash-out of fractional interests. Accordingly, the amount of cash needed to cash out all fractional interests would exceed $5 million.

Management advised Amper of this issue and on March 6, 2012 the Amper board of directors met and concluded that a change would be required. As disclosed at pages 3, 8, 18, 19 and 48 of the Information Statement, the Company had reserved to its special committee the right to modify the reverse split ratio from 1-for-150,000 to another ratio. On March 20, 2012, the special committee met to consider whether the reverse split ratio should be revised and if so, how. The special committee determined to change the reverse split ratio from 1-for-150,000 to 1-for-10,000. INTL Provident Group updated its opinion to reflect the revised reverse stock split ratio. The disclosure in the Amended Preliminary Information Statement has been revised under the heading “Summary of Fairness Opinion” on pages 32 to 40, to reflect the updated analysis of INTL Provident Group. Management estimated that the total number of record stockholders post reverse stock split would increase from approximately 25 to approximately 41.

Other than the change in the reverse stock split ratio, no other terms of the transaction were changed. Stockholders owning less than one share as a result of the reverse stock split would receive a cash payment of $0.65 for each eLandia share held prior to the reverse stock split. Holders of at least one full share following the reverse stock split would continue as stockholders of the Company and would receive fractional shares to the extent the amount of shares owned by such stockholders following the Reverse Stock Split is not equally divisible by 10,000. Amper would offer to enter into the Exchange Agreements with continuing stockholders who are accredited investors holding more than 10,000 shares prior to the reverse stock split receiving, at Amper’s option, either (i) 0.1265 shares of Amper stock, or (ii) cash equal to the number of Amper shares referred to in the preceding item (i) multiplied by 3.68 euros, in exchange for each share of our common stock held by exchanging stockholders immediately prior to the reverse stock split.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (305) 530-0050.

Sincerely,

/s/ Seth P. Joseph
Seth P. Joseph

cc: Harley L. Rollins